                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                                NETRATINGS, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   64116M-10-8
                                 (CUSIP Number)

                                 Earl H. Doppelt
                                    VNU, Inc.
                                  770 Broadway
                            New York, New York 10003
                                 (646) 654-5000
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 7, 2002
             (Date of Event Which Requires Filing of This Statement)
       ------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 18 Pages

----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                         PAGE 2 OF 18 PAGES

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON: Nielsen Media Research, Inc.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1450569
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC, AF
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              None
                        --------------------------------------------------------
                        8.    SHARED VOTING POWER

                              21,581,421*
                        --------------------------------------------------------
   NUMBER OF            9.    SOLE DISPOSITIVE POWER
    SHARES
 BENEFICIALLY                 None
   OWNED BY             --------------------------------------------------------
     EACH               10.   SHARED DISPOSITIVE POWER
   REPORTING
  PERSON WITH                 21,581,421*
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,581,421*
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      62.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

----------

* The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                         PAGE 3 OF 18 PAGES

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON: ACNielsen Corporation
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 06-1454128
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      WC, AF, OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              None
                        --------------------------------------------------------
                        8.    SHARED VOTING POWER

                              21,581,421**
                        --------------------------------------------------------
   NUMBER OF            9.    SOLE DISPOSITIVE POWER
    SHARES
 BENEFICIALLY                 None
   OWNED BY             --------------------------------------------------------
     EACH               10.   SHARED DISPOSITIVE POWER
   REPORTING
  PERSON WITH                 21,581,421**
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,581,421**
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      62.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

----------

** The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

                                  SCHEDULE 13D

CUSIP NO. 64116M-10-8                                         PAGE 4 OF 18 PAGES

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON: VNU N.V.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS*

      BK
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(D) OR 2(E)                                                           [ ]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
--------------------------------------------------------------------------------
                        7.    SOLE VOTING POWER

                              None
                        --------------------------------------------------------
                        8.    SHARED VOTING POWER

                              21,581,421***
                        --------------------------------------------------------
   NUMBER OF            9.    SOLE DISPOSITIVE POWER
    SHARES
 BENEFICIALLY                 None
   OWNED BY             --------------------------------------------------------
     EACH               10.   SHARED DISPOSITIVE POWER
   REPORTING
  PERSON WITH                 21,581,421***
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      21,581,421***
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      62.4%
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

----------

*** The number of shares beneficially owned includes 3,125 shares of Common Stock issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing. See Item 5 for further details.

ITEM 1. SECURITY AND ISSUER.

            This Amendment No. 4 to the Schedule 13D, dated January 3, 2000, of VNU N.V. and Nielsen Media Research, Inc., as amended pursuant to Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Schedule 13D of VNU N.V., Nielsen Media Research, Inc. and ACNielsen Corporation, is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to the common stock, par value $0.001 per share (the "Common Stock"), of NetRatings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 890 Hillview Court, Suite 300, Milpitas, California 95035.

ITEM 2. IDENTITY AND BACKGROUND.

            Item 2 is hereby amended and restated in its entirety as follows:

            "This statement is being filed on behalf of Nielsen Media Research, Inc., a Delaware corporation ("NMR"), ACNielsen Corporation, a Delaware corporation ("ACNielsen"), and VNU N.V., a Netherlands corporation ("VNU", and, together with NMR and ACNielsen, the "Reporting Persons"). A copy of the Joint Filing Agreement between the Reporting Persons is incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on February 23, 2001.

            NMR's principal business and office address is 299 Park Avenue, New York, New York 10171. The telephone number of NMR at such location is (646) 654-5000. NMR is principally engaged in the business of providing television audience measurement and related services in the United States and Canada.

            ACNielsen's principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACNielsen at such location is
(646) 654-5000. ACNielsen is principally engaged in the business of delivering market research information and analysis to the consumer products and services industries.

            VNU's principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU at such location is 011 31 23 546 3463. VNU is principally engaged in the business of international media and international information services activities. VNU indirectly owns 100% of the voting stock of NMR and of ACNielsen.

            NMR is a wholly-owned subsidiary of VNU, Inc. ("VNU, Inc."), which in turn is a wholly-owned subsidiary of VNU International B.V., which is a wholly-owned subsidiary of VNU. VNU, Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of VNU, Inc. at such location is (646) 654-5000. VNU, Inc.'s principal business is publishing and information services activities. VNU International B.V.'s principal business and office address is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands. The telephone number of VNU International B.V. at such location is 011 31 23 546 3463. VNU

International B.V. is a holding company, the principal business of which is to hold certain of VNU's investments and operations, including ACN Holdings Inc. and VNU, Inc.

            ACNielsen is a wholly-owned subsidiary of ACN Holdings Inc., which in turn is a wholly-owned subsidiary of VNU International B.V., which itself is a wholly-owned subsidiary of VNU. ACN Holdings Inc.'s principal business and office address is 770 Broadway, New York, New York 10003. The telephone number of ACN Holdings Inc. at such location is (646) 654-5000. ACN Holdings Inc. is a holding company which holds all of the shares of ACNielsen.

            On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly-owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

            Schedule A sets forth, with respect to each executive officer and director of the Reporting Persons (hereinafter, the "Related Persons"), such person's name, business address and present principal employment, the name and address of any corporation or other organization in which such employment is conducted and such person's citizenship.

            Neither the Reporting Persons, VNU, Inc., ACN Holdings Inc., VNU International B.V. nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended and restated in its entirety as follows:

            "On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly- owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

            The funds for VNU's and Artist Acquisition, Inc.'s tender offer and for the subsequent merger of Artist Acquisition, Inc. with and into ACNielsen were borrowed by VNU under a Revolving Credit Facility Agreement dated as of December 17,

2000 with Merrill Lynch International as agent and arranger and the banks from time to time parties thereto. VNU and certain of its affiliates advanced such funds via intercompany loans and capital contributions to Artist Acquisition, Inc. to fund the tender offer and subsequent merger.

            The funds for NMR's purchase of Series C and Series D Preferred Stock of the Issuer described in Item 4 below were obtained from NMR's working capital. The funds for ACNielsen's purchase of Series D Preferred Stock of the Issuer described in Item 4 below were obtained from ACNielsen's working capital. VNU and an affiliate of VNU borrowed the funds used to purchase the Common Stock through exercise of the Warrants and the Top-Off Right (as described in Item 4 below) under a Revolving Credit Facility Agreement dated as of August 15, 1999 with ABN- AMRO Bank ("ABN") and Merrill Lynch International as arrangers, ABN as agent and the banks from time to time parties thereto. VNU and the affiliate of VNU advanced such funds to NMR to fund the purchase of the Common Stock by NMR. Such Credit Facility has expired prior to the filing of this Amended Schedule 13D.

            Please see Item 4 with regard to the October 25, 2001 eRatings Merger Agreement, the termination of the October 25, 2001 eRatings Merger Agreement and the May 7, 2002 eRatings Merger Agreement."

ITEM 4. PURPOSE OF TRANSACTION.

            Item 4 is hereby amended and restated in its entirety as follows:

            "In August 1998, the Issuer entered into a strategic relationship with NMR to develop and market Internet audience measurement products and services in the United States and Canada under the "Nielsen//NetRatings" brand and using the technology of the Issuer combined with the proprietary panel methodology of NMR. In March 1999, the Issuer launched the Nielsen//NetRatings product and service offerings. In August 1999, NMR made an equity investment in the Issuer and entered into an operating agreement (the "Operating Agreement") and certain related agreements with the Issuer to govern the terms of this strategic relationship.

            The Operating Agreement may be terminated (i) by the mutual consent of the parties; or (ii) by either party (A) upon the material breach of the Operating Agreement by the other party, which remains uncured 30 days after written notice thereof or (B) if NMR's equity in the Issuer falls below 5% of the Issuer's outstanding Common Stock on a fully-diluted basis (i.e., assuming full exercise or conversion of all outstanding options, warrants and convertible securities).

            In connection with this strategic relationship, on August 15, 1999, the Issuer issued 2,886,188 shares of Series C Preferred Stock to NMR at a price of $3.1183 per share pursuant to a Series C Preferred Stock Purchase Agreement dated as of August 5, 1999. On September 22, 1999, the Issuer issued (i) 402,567 shares of Series D Preferred Stock to NMR and (ii) 3,992,454 shares of Series D Preferred Stock to ACNielsen, in each case at a price of $3.1395 per share pursuant to a Series D Preferred Stock Purchase Agreement dated as of September 22, 1999. All shares of Series C and Series D Preferred Stock held by NMR were automatically converted into 1,644,378 shares of Common Stock upon the effectiveness of the initial public offering (the "IPO") of the Common Stock, which IPO occurred on December 8, 1999, at a price of $17.00 per share. All shares of Series D Preferred Stock held by ACNielsen were automatically converted into 1,996,227 shares of Common Stock upon the effectiveness of the IPO. Effective immediately prior to the IPO, the Issuer effected a one-for-two reverse stock split of its

Common Stock. All references to shares of Common Stock contained in this
Schedule 13D reflect such reverse stock split.

            On August 15, 1999, the Issuer also granted NMR two warrants to purchase shares of Common Stock. The first warrant was exercisable for 553,054 shares of Common Stock at an exercise price of $7.20 per share (the "First Warrant"). The second warrant was exercisable for 6,000,000 shares of Common Stock at an exercise price of $12.00 per share or 60% of the price at which shares of Common Stock were sold in the IPO, whichever was lower (the "Second Warrant" and, together with the First Warrant, the "Warrants").

            Pursuant to Addendum No. 1 to Second Restated Rights Agreement dated as of September 22, 1999 (which amended and restated Addendum No. 1 to Restated Rights Agreement dated August 15, 1999) among the Issuer, NMR and certain stockholders of the Issuer (the "Rights Addendum"), NMR was granted the right (the "Top-Off Right"), for so long as it and its affiliates beneficially own at least 5.0% of the issued and outstanding Common Stock on a fully-diluted basis, to purchase from the Issuer, concurrently with any initial public offering of its Common Stock, that number of additional shares of Common Stock as may be necessary to cause the number of shares of Common Stock beneficially owned by NMR (including all shares underlying the Warrants) to increase to an amount which, after giving effect to such initial public offering, is equal to but not greater than 54.0% of the issued and outstanding shares of Common Stock on a fully-diluted basis upon the closing of such initial public offering at a price per share equal to the initial public offering price. The Rights Addendum further provides that a portion of the shares issuable in connection with the Top-Off Right could be satisfied by the purchase by NMR of shares of Common Stock owned by certain stockholders of the Issuer.

            On October 26, 1999, NMR notified the Issuer that it intended to exercise its Top-Off Right in connection with the IPO (the "Top-Off Notice"). On November 9, 1999, the Issuer and NMR entered into an Agreement (the "Top-Off Agreement") pursuant to which NMR agreed to exercise the Warrants and the Top-Off Right in full in accordance with their respective terms such that NMR would own at least 52% of the Issuer's issued and outstanding shares of Common Stock on a fully-diluted basis determined as of the closing date of the IPO, upon the later to occur of (i) the closing of the IPO and (ii) the date on which all filing requirements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, had been satisfied (such date is referred to as the "Control Date"). The Control Date occurred on December 19, 1999 and NMR and the Issuer agreed that the closing under the Top-Off Agreement should occur on December 21, 1999 (the "Closing Date").

            Accordingly, on December 21, 1999, the Issuer and NMR entered into a Closing Agreement to set forth the closing procedures for the additional investment by NMR in the Issuer pursuant to the Top-Off Notice, NMR's exercise of the Warrants and the Top-Off Agreement (the "Closing Agreement"). The Closing Agreement specified that the number of shares of Common Stock to be acquired by NMR from other stockholders of the Issuer under the Top-Off Right would be 595,555 shares for an aggregate purchase price of $10,124,435. Thus, on the Closing Date, NMR paid the aggregate amount of $245,981,999 to the Issuer, including $10,124,435 for the account of the selling stockholders named in the Closing Agreement, and became the beneficial owner of an additional 17,188,349 shares of Common Stock, representing all shares issuable to NMR under the Top-Off Right and the Warrants. As a result, on the Closing Date, NMR became the beneficial owner of 18,832,727 shares of Common Stock in the aggregate.

            Pursuant to Addendum No. 1 to Second Restated Stockholders Agreement dated September 22, 1999 (which amended and restated Addendum No. 1 to Restated Stockholders Agreement dated August 15, 1999), the Issuer agreed, effective as of August 15, 1999, to increase the size of its board of directors (the "Board") from four to five members, and NMR was granted the right to nominate one representative to the Board. David H. Harkness, an NMR designee, was appointed to the Board on September 21, 1999. Further, immediately upon NMR's exercise in full of the Second Warrant, the Issuer would have been obligated to increase the size of its Board from five to six members, and NMR would have been entitled to appoint an additional representative on the Board. However, in view of NMR's exercise in full of the Top-Off Right and the Warrants, the Issuer agreed, under the terms of the Top-Off Agreement, to increase the Board from six to eleven members prior to effectiveness of the IPO and, upon the closing of the exercise of the Top-Off Right and the Warrants on the Closing Date, to cause six members of the Board to be the designees of NMR. Accordingly, pursuant to these provisions, on December 20, 1999, the Board resolved to increase the size of the Board to eleven members and to appoint John
A. Dimling, Thomas A. Mastrelli, Gerald S. Hobbs, Daniel O'Shea and Charles E. Leonard as directors of the Issuer, in addition to Mr. Harkness currently serving on the Board as a NMR designee, effective as of the Closing Date.

            On December 8, 1999, the Related Persons (except Michael P. Connors) shown in Item 5 as owning shares of Common Stock purchased such shares from the Issuer in connection with the IPO, pursuant to a directed-shares program, at a price of $17.00 per share.

            On February 15, 2001, as a result of a tender offer by VNU and its indirect wholly- owned subsidiary, Artist Acquisition, Inc., VNU acquired indirect beneficial ownership of approximately 96% of the outstanding shares of common stock of ACNielsen. On February 16, 2001, Artist Acquisition, Inc. merged with and into ACNielsen. Prior to February 16, 2001 ACNielsen was a filing person in respect of 1,997,868 shares of Common Stock of the Issuer. By virtue of the merger of Artist Acquisition, Inc. with and into ACNielsen, ACNielsen became an indirect wholly-owned subsidiary of VNU, and VNU became the beneficial owner of the 1,997,868 shares of Common Stock of the Issuer held by ACNielsen.

            On October 25, 2001 the Issuer entered into an Agreement and Plan of Reorganization (the "October 25, 2001 eRatings Merger Agreement") among the Issuer, Estancia Acquisition Corporation, a wholly-owned subsidiary of the Issuer ("Merger Sub"), ACNielsen eRatings.com ("eRatings") and ACNielsen. The merger contemplated by the October 25, 2001 eRatings Merger Agreement provided for (i) the merger of Merger Sub with and into eRatings, whereby Merger Sub would cease to exist and eRatings would continue as the surviving corporation and as a wholly-owned subsidiary of the Issuer and (ii) the exchange of the Class A Preferred Stock of eRatings held by ACNielsen for 1,256,000 shares of Common Stock. A copy of the October 25, 2001 eRatings Merger Agreement is attached hereto as Exhibit 13 and is hereby incorporated by reference. On March 29, 2002, the Issuer and ACNielsen agreed to terminate the October 25, 2001 eRatings Merger Agreement.

            On May 7, 2002 the Issuer entered into an Agreement and Plan of Reorganization (the "May 7, 2002 eRatings Merger Agreement") among the Issuer, Merger Sub, eRatings and ACNielsen. The merger was effectuated as of May 7, 2002 and as a consequence of such merger (i) Merger Sub was merged with and into eRatings, Merger Sub ceased to exist and eRatings continued as the surviving corporation and as a wholly-owned subsidiary of the Issuer and (ii) the Class A Preferred Stock of eRatings held by ACNielsen was exchanged for 749,341 shares of Common Stock. A copy of the May 7, 2002 eRatings Merger Agreement is attached hereto as Exhibit 16 and is hereby incorporated by reference.

            In connection with the May 7, 2002 eRatings Merger Agreement and simultaneously with the consummation of the merger contemplated thereby, (i) ACNielsen, the Issuer and eRatings entered into a Services Agreement (the "Services Agreement"), (ii) ACNielsen, the Issuer and eRatings entered into a Post-Closing Agreement (the "Post-Closing Agreement") and (iii) the Issuer and NMR, entered into an NMR Commissions Agreement (the "NMR Commissions Agreement"), each dated as of May 7, 2002. Under the Services Agreement, among other things, ACNielsen agreed to render certain services to eRatings in connection with the operations of its business. Under the Post- Closing Agreement, among other things, ACNielsen granted to Issuer (i) a non-assignable right to use and sublicense, in North America, certain of ACNielsen's intellectual property rights relating to the identification, selection and recruitment of households and persons and entities within certain specified market, demographic, geographic and other criteria and (ii) a non-transferable license to use the "Nielsen" trademark, throughout the world other than in the United States and Canada, in connection with the Issuer's conducting of certain of its internet services. Under the NMR Commissions Agreement, among other things, the Issuer and NMR made certain agreements in respect of the marketing, sale and distribution of internet services. Copies of the Services Agreement, the Post-Closing Agreement and the NMR Commissions Agreement are attached hereto as Exhibits 17, 18 and 19 and are hereby incorporated by reference.

            It is VNU's current intention, that as long as it owns a majority of the outstanding shares of Common Stock, it will take such actions as are necessary to designate a majority of the members of the Issuer's board of directors.

            The Reporting Persons, VNU, Inc., VNU International B.V. and ACN Holdings Inc. do not have (and, to the best knowledge of the Reporting Persons, none of the Related Persons has) any present plans or proposals which relate to or would result in any of the actions or events specified in clauses (a) through
(i) of the Instructions to Item 4 to Schedule 13D or any action similar to those enumerated in those clauses."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 is hereby amended and restated in its entirety as follows:

            "(a) As of May 7, 2002, the Reporting Persons were the beneficial owners of 21,581,421 shares of Common Stock, constituting approximately 62.4% of the issued and outstanding shares of Common Stock outstanding as of such date based upon information obtained from the Issuer.

            To the best of the knowledge of the Reporting Persons, the Related Persons are the beneficial owners, in the aggregate, of 11,500 shares of Common Stock, constituting less than 1% of the issued and outstanding shares of Common Stock as of May 7, 2002, as follows:

            Name                                  Number of Shares
            ----                                  ----------------
            John A. Dimling                       3,500
            Thomas Mastrelli                          0
            Gerald S. Hobbs                           0
            James O'Hara                              0
            David Schwartz-Leeper                   750
            Susan Whiting                         1,000
            Piet A. W. Roef                           0
            Peter A.F.W. Elverding                    0
            Peter J. van Dun                          0
            Aad G. Jacobs                             0
            Frank L.V. Meysman                        0
            Lien M.W.M. Voz-van Gortel                0
            Joep L. Bretjens                          0

            Rob F. van den Bergh                      0
            Frans J.G.M. Cremers                      0
            Michael P. Connors                    3,125
            Earl H. Doppelt                           0
            David H. Harkness                     3,125

            (b) NMR directly owns 18,832,727 shares of the Common Stock of the Issuer. ACNielsen directly owns 2,745,569 shares of the Common Stock of the Issuer. VNU may be deemed to share voting and dispositive power with NMR and ACNielsen over the 18,832,727 and 2,745,569 shares of the Common Stock of the Issuer directly held by NMR and ACNielsen, respectively, and the 3,125 shares of Common Stock acquirable under the options described below, as a result of VNU's indirect ownership of 100% of the voting securities of each of NMR and ACNielsen.

            Each of the Related Persons, except Michael P. Connors, who owns shares of the issuer described in response to Item 5(a) above, has sole and dispositive power over the shares of the Common Stock of the Issuer owned by such Related Person.

            Mr. Connors, Vice Chairman of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 3,125 are issuable upon exercise of options that are currently exercisable or which will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 1,875 shares are not currently beneficially owned by Mr. Connors or ACNielsen for the purpose of Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

            (c) Other than as reported in Item 4, there were no transactions in the Common Stock that were effected by any Reporting Person or, to the knowledge of the Reporting Persons, any Related Person, during the past 60 days.

            (d) Not applicable.

            (e) Not applicable."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended and restated in its entirety as follows:

            "Pursuant to the Second Restated Rights Agreement dated as of September 22, 1999 by and among the Issuer, NMR, ACNielsen and the other investors set forth therein, which is incorporated by reference herein as
Exhibit 5 (the "Rights Agreement"), (i) NMR was granted certain registration rights in respect of the 1,644,378 shares of Common Stock (the "NMR Registrable Shares") issued upon conversion of the above-referenced shares of Series C Preferred Stock and Series D Preferred Stock purchased by NMR and (ii) ACNielsen was granted certain registration rights in respect of the 1,996,227 shares of Common Stock (the "ACNielsen Registrable Shares") issued upon conversion of the above-referenced shares of Series D Preferred Stock purchased by ACNielsen. The registration rights granted to NMR and ACNielsen (and to certain other investors in the Issuer) consist of two demand registration rights, two S-3 registration rights and certain "piggy back" registration rights in the event of a registration of securities by the Issuer, in each case subject to certain limitations set forth in the Rights Agreement which include, inter alia, that the demand registration rights and the S-3 registration rights may only be initiated by holders of at least 50% of the Registrable Securities (as defined in the Rights Agreement). As of the date hereof, NMR and ACNielsen collectively hold more than 50% of the Registrable Securities. The registration rights granted with respect to the NMR Registrable Shares and the ACNielsen Registrable Shares under the Rights Agreement expire on the earlier to occur of December 8, 2002 and the date on which the NMR Registrable Shares and the ACNielsen Registrable Shares may be sold under Rule 144(k) of the Securities Act of 1933, as amended, or under any successor rule thereto. Pursuant to that certain Second Addendum to the Second Restated Rights Agreement (the "Second Addendum"), effective as of May 6, 2002, by and among the Issuer, ACNielsen and NMR, ACNielsen and NMR agreed, on behalf of the holders of Registrable Securities (as defined in the Rights Agreement), that no Registrable Securities shall be eligible for registration under any registration statement filed by the Issuer in fulfillment of its obligations under that certain Registration Rights Agreement, dated May 6, 2002, by and between the Issuer and DoubleClick Inc., a Delaware corporation. A copy of the Second Addendum is attached hereto as Exhibit 15 and is hereby incorporated by reference.

            Mr. Connors, an employee of ACNielsen, is a director of the Issuer and holds options to acquire 5,000 shares of Common Stock of the Issuer. ACNielsen has the power to direct the exercise of these options as well as the disposition of the shares issuable upon exercise thereof. Of these 5,000 shares, 3,125 are issuable upon exercise of options that are currently exercisable or will become exercisable within 60 days after this filing and are therefore included in the information in Items 7 through 13 on the cover page hereof. The remaining 1,875 shares are not currently beneficially owned by Mr. Connors or ACNielsen for purposes of Section 13(d) of the Act because the options covering these shares are not currently exercisable and will not become exercisable within 60 days after this filing.

            On October 25, 2001, VNU entered into a Standstill Agreement (the "Standstill Agreement"), between the Issuer and VNU, pursuant to which VNU agreed, among other things, that without the prior written consent of the Issuer upon approval of its board of directors, including a majority of the directors not affiliated with VNU or any of its affiliates other than the Issuer, neither VNU nor any of its affiliates would acquire, directly or indirectly, Common Stock or other voting securities of the Issuer for a period beginning on the date of the Standstill Agreement and ending on the earlier of (i) January 25, 2003 and (ii) the termination of the October 25, 2001 eRatings Merger Agreement, subject to VNU's right to acquire Common Stock in the amount necessary to maintain the same ownership percentage of the outstanding Common Stock, determined on a fully-diluted basis, that VNU and its affiliates had on the date of the Standstill Agreement. A copy of the Standstill Agreement is attached hereto as Exhibit 14 and is hereby incorporated by reference. On March 29, 2002, the October 25, 2001 eRatings Merger Agreement was terminated, resulting in the termination of the Standstill Agreement.

            Please see Item 4 for a description of the October 25, 2001 eRatings Merger Agreement as well as the May 7, 2002 eRatings Merger Agreement.

            The foregoing descriptions of each agreement referred to in this
Schedule 13D, including, without limitation, the Standstill Agreement and the October 25, 2001 eRatings Merger Agreement and the May 7, 2002 eRatings Merger Agreement, are qualified in their entirety by reference to such documents as they appear in the corresponding exhibits attached hereto.

            Other than as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there do not exist any other contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer."

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and restated in its entirety as follows:

            "The following materials are filed as exhibits to this statement of beneficial ownership on Schedule 13D and are either attached hereto or are incorporated by reference to registration statements or periodic reports of the Issuer filed with the Securities and Exchange Commission, as permitted under Rule 12b-32 of the general rules and regulations under the Securities Exchange Act of 1934, as amended.

            Exhibit 1 Joint Filing Agreement, dated February 21, 2001 among NMR, ACNielsen and VNU N.V. (incorporated herein by reference to Exhibit 1 to Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on February 23, 2001).

            Exhibit 2 Operating Agreement between the Issuer and NMR dated as of August 15, 1999 (incorporated herein by reference to Exhibit 10.9 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999).

            Exhibit 3 Common Stock Purchase Warrant issued to NMR, expiring December 31, 2001 (incorporated herein by reference to Exhibit 10.10 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999).

            Exhibit 4 Common Stock Purchase Warrant issued to NMR, expiring December 31, 2004 (incorporated herein by reference to Exhibit 10.11 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated October 20, 1999).

            Exhibit 5 Second Restated Rights Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.1 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24,
                              1999).

            Exhibit 6 Series C Preferred Stock Purchase Agreement dated as of August 5,

                              1999 (incorporated herein by reference to Exhibit
                              10.7 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24, 1999).

            Exhibit 7 Series D Preferred Stock Purchase Agreement dated as of September 22, 1999 (incorporated herein by reference to Exhibit 10.8 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24, 1999).

            Exhibit 8 Agreement between the Issuer and NMR dated November 9, 1999 (incorporated herein by reference to Exhibit 4.4 of the Issuer's Registration Statement on Form S-1/A No. 333-87717, dated November 15, 1999)

            Exhibit 9 Closing Agreement between the Issuer and NMR dated December 21, 1999 (incorporated herein by reference to Exhibit 9 of the Statement on
                              Schedule 13D filed by the Reporting Persons on January 3, 2000).

            Exhibit 10 Second Restated Stockholders Agreement dated September 22, 1999 (incorporated herein by reference to Exhibit 4.2 of the Issuer's Registration Statement on Form S-1 No. 333-87717, dated September 24, 1999).

            Exhibit 11 Revolving Credit Facility Agreement, dated as of August 15, 1999 among VNU, VNU Ireland, ABN-AMRO Bank N.V., Merrill Lynch International and Merrill Lynch Capital Corporation (incorporated herein by reference to Exhibit 99(b) to the Schedule 14D-1 filed by Niner Acquisition, Inc., VNU, USA, Inc. and VNU N.V. on August 20, 1999 with respect to NMR (file No. 011-12275)).

            Exhibit 12 Revolving Credit Facility Agreement, dated as December 17, 2000 among VNU, Merrill Lynch International (incorporated herein by reference to Exhibit (b) to the Schedule TO filed by Artist Acquisition, Inc. and VNU N.V. on December 22, 2000 with respect to ACNielsen (file No. 005-47591).

            Exhibit 13 Agreement and Plan of Reorganization, dated as of October 25, 2001, by and among the Issuer, Estancia Acquisition Corporation, eRatings and ACNielsen (incorporated herein by reference to Exhibit 13 to Amendment No. 2 to the Statement on
                              Schedule 13D filed by the Reporting Persons on October 30, 2001).

            Exhibit 14 Standstill Agreement, dated as of October 25, 2001, between the Issuer and VNU N.V. (incorporated herein by reference to Exhibit 14 to Amendment No. 2 to the Statement on Schedule 13D filed by the Reporting Persons on October 30,
                              2001).

            Exhibit 15 Second Addendum to the Second Restated Rights Agreement, effective as of May 6, 2002, by and among the Issuer, ACNielsen and NMR.

            Exhibit 16 Agreement and Plan of Reorganization, dated as of May 7, 2002, by and among the Issuer, Estancia Acquisition Corporation, eRatings and ACNielsen.

            Exhibit 17 Services Agreement, dated as of May 7, 2002, by and among ACNielsen, Issuer and eRatings.

            Exhibit 18 Post Closing Agreement, dated as of May 7, 2002, by and among ACNielsen, the Issuer and eRatings.

            Exhibit 19 NMR Commissions Agreement, dated as of May 7, 2002, between the Issuer and NMR."

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2002


                                        NIELSEN MEDIA RESEARCH, INC.


                                        By: /s/ Susan Whiting
                                           -------------------------------------
                                           Name:  Susan Whiting
                                           Title: President and Chief Executive
                                                  Officer


                                        ACNIELSEN CORPORATION


                                        By: /s/ Earl H. Doppelt
                                           -------------------------------------
                                           Name:  Earl H. Doppelt
                                           Title: Executive Vice President and
                                                  General Counsel


                                        VNU N.V.


                                        By: /s/ Michael Connors
                                           -------------------------------------
                                           Name:  Michael Connors
                                           Title: Executive Director

                                   SCHEDULE A

i. DIRECTORS AND EXECUTIVE OFFICERS OF NMR - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O NIELSEN MEDIA RESEARCH, INC., 299 PARK AVENUE, NEW YORK, NEW YORK 10171 EXCEPT THAT THE BUSINESS ADDRESS OF MESSRS. HOBBS AND MASTRELLI IS C/O VNU, INC., 770 BROADWAY, NEW YORK, NEW YORK 10003.


------------------------------------------------------------------------------------------------
                                                            Present Principal Employment, if not
Name                     Position with NMR                  Stated at Left
------------------------------------------------------------------------------------------------
John A. Dimling          Director                           Non-Executive Chairman of the
                                                            Board of Directors

Thomas A. Mastrelli      Director                           Chief Operating Officer, VNU, Inc.

Gerald S. Hobbs          Director                           Chairman of the Board of Directors
                                                            and Chief Executive Officer, VNU,
                                                            Inc.

James O'Hara             Senior Vice President and Chief
                         Financial Officer

Susan Whiting            President and Chief Executive
                         Officer

David Schwartz-Leeper    Senior Vice President and
                         General Counsel

David H. Harkness        Senior Vice President
------------------------------------------------------------------------------------------------

ii. DIRECTORS AND EXECUTIVE OFFICERS OF ACNIELSEN - EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE UNITED STATES OF AMERICA. THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O ACNIELSEN CORPORATION, 770 BROADWAY, NEW YORK, NEW YORK 10003.


------------------------------------------------------------------------------------------------
                                                            Present Principal Employment, if not
Name                     Position with ACNielsen            Stated at Left
------------------------------------------------------------------------------------------------
Thomas A. Mastrelli      Director                           Chief Operating Officer, VNU, Inc.

Michael P. Connors       Vice Chairman                      Chairman and Chief Executive
                                                            Officer of VNU Media and
                                                            Information Group (a division of
                                                            VNU N.V.)
------------------------------------------------------------------------------------------------
Earl H. Doppelt          Executive Vice President and       Executive Vice President and Chief
                         General Counsel                    Legal Officer of VNU, Inc.
------------------------------------------------------------------------------------------------

iii. DIRECTORS AND EXECUTIVE OFFICERS OF VNU - EXCEPT AS OTHERWISE INDICATED, EACH OF THE FOLLOWING PERSONS IS A CITIZEN OF THE NETHERLANDS, AND THE BUSINESS ADDRESS OF EACH SUCH PERSON IS C/O VNU N.V., CEYLONPOORT 5-25, 2037 AA HAARLEM, P.O. BOX 1, 2000MA HAARLEM, THE NETHERLANDS.


------------------------------------------------------------------------------------------------
                                                            Present Principal Employment, if not
Name                     Position with VNU                  Stated at Left
------------------------------------------------------------------------------------------------
Piet A.W. Roef           Chairman of the Supervisory
                         Board

Aad G. Jacobs            Vice Chairman of the
                         Supervisory Board

Peter J. van Dun         Supervisory Director

Frank L.V. Meysman       Supervisory Director               Director and Executive Vice President
(citizen of Belgium)                                        of Sara Lee Corporation, Chicago,
                                                            Illinois (consumer products)

Lien M.W.M. Vos-van      Supervisory Director               Member, Council of State (The
Gortel                                                      Netherlands)

Joep L. Brentjens        Supervisory Director

Peter A.F.W.             Supervisory Director
Elverding

Rob F. van den Bergh     Chairman of the Executive Board
                         of Directors and Chief
                         Executive Officer

Frans J.G.M. Cremers     Executive Director and Chief
                         Financial Officer

Gerald S. Hobbs          Executive Director
(citizen of USA)

Michael P. Connors       Executive Director                 Vice Chairman of ACNielsen
(citizen of USA)                                            Corporation and Chairman and Chief
                                                            Executive Officer of VNU Media and
                                                            Information Group (a division of
                                                            VNU. N.V.)
------------------------------------------------------------------------------------------------

                                  EXHIBIT INDEX

          Exhibit       Title
          -------       -----
            15          Second Addendum to the Second Restated Rights Agreement,
                        effective as of May 6, 2002, by and among the Issuer,
                        ACNielsen and NMR.

            16          Agreement and Plan of Reorganization, dated as of May 7,
                        2002, by and among the Issuer, Estancia Acquisition
                        Corporation, eRatings and ACNielsen.

            17 Services Agreement, dated as of May 7, 2002, by and among ACNielsen, the Issuer and eRatings.

            18 Post Closing Agreement, dated as of May 7, 2002, by and among ACNielsen, the Issuer and eRatings.

            19 NMR Commissions Agreement, dated as of May 7, 2002, between the Issuer and NMR.


                                       i